Aleris International, Inc.

25825 Science Park Drive, Suite 400

Beachwood, Ohio 44122-7392

Tel 216-910-3400

www.aleris.com

Christopher R. Clegg

Senior Vice President, General Counsel and Secretary

Telephone: 216.910.3502

Facsimile:  216.910.3654

chris.clegg@aleris.com

March 30, 2005

VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission

Attn: Matt Franker

450 Fifth Street, N.W.

Division of Corporation Finance

Judiciary Plaza

Washington, D.C. 20549-0405

Re:	Aleris International, Inc.
Form S-4
File No. 333-122564

Ladies and Gentlemen:

Please refer to the above-referenced registration statement filed with the Securities and Exchange Commission (the “Commission”) pursuant to which, when declared effective, Aleris International, Inc. (“Aleris”) will make an exchange offer of its 9% Senior Notes due 2014, Series B, in exchange for its outstanding unregistered 9% Senior Notes due 2014. Please be advised that Aleris is registering the exchange offer in reliance on the staff’s position enunciated in Exxon Capital Holdings Corporation (avail. May 13, 1988) (referred to herein as the “Exxon Capital Letter”) and subsequent related no-action letters.

In addition, please be advised as follows:

Aleris has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and to the best of its information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer. In this regard, Aleris will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (1) cannot rely on the staff position enunciated in Exxon Capital Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 (the “Securities Act”) in connection with a secondary resale transaction. Aleris acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Aleris will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer, a representation to the effect that by accepting the exchange offer, the exchange offeree represents to Aleris that it is not engaged in, and does not intend to engage in, a distribution of the exchange securities.

Securities & Exchange Commission

Attn:	Matt Franker

March 30, 2005

Page Two

Aleris will commence the exchange offer for the outstanding 9% Senior Notes due 2014 when the Form S-4 registration statement is declared effective by the Commission. The exchange offer will remain in effect for a limited time and Aleris will not be required to maintain an “evergreen” registration statement.

The exchange offer will be conducted by Aleris in compliance with the Securities Exchange Act of 1934 and the applicable rules and regulations thereunder.

Additionally, please be advised that a broker-dealer may participate in the exchange offer with respect to outstanding 9% Senior Notes due 2014 acquired for its own account as a result of market-making activities or other trading activities, provided that

(1)	in connection with any resales of 9% Senior Notes due 2014, Series B (“Exchange Securities”) received by such broker-dealer in exchange for such outstanding 9% Senior Notes due 2014 (“Initial Securities”), the broker-dealer delivers a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the exchange offer which contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Securities held by the broker-dealer);

(2)	the broker-dealer has not entered into any arrangement or understanding with Aleris or an affiliate of Aleris to distribute the Exchange Securities; and

(3)	Aleris:

(a)	will make such person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Initial Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Initial Securities pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (1) above in connection with any resale of such Exchange Securities; and

(b)	will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision:

“If the exchange offeree is a broker-dealer holding Initial Securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Initial Securities pursuant to the exchange offer.”

Securities & Exchange Commission

Attn:	Matt Franker

March 30, 2005

Page Three

The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

/s/ Christopher R. Clegg

Christopher R. Clegg

cc: Ms. Pamela A. Long